OMV Aktiengesellschaft

OMV Investor News

April 24, 2009

OMV announces first gas from Tajjal field in Pakistan

OMV Aktiengesellschaft, the leading energy group in the European growth belt, today announces along with its joint venture partners Pakistan Petroleum Limited (PPL), ENI and Government Holdings Private Limited (GHPL), the start of the extended well test of Tajjal-1 which discovered the Tajjal gas field located about 120 km south east of Sukkur in Southern Pakistan's province of Sindh. As part of the fast track development the gas is routed via a 20 km long pipeline to the Sawan gas plant which is operated by OMV Pakistan. Sui Northern Gas Pipelines LTD (SNGPL) as gas buyer will distribute this additional gas from Tajjal to Northern Pakistan.

The initial extended well test gas rate from Tajjal-1 is around 25 mn scf/d (4,000 boe/d) and the planned testing period will last for about three months. After the extended well test of Tajjal-1, OMV will decide with partners on an appraisal well program and a field development plan will be submitted to the Government of Pakistan for approval. The execution of the field development plan will further increase Tajjal gas production from 2011 onwards.

The Tajjal gas reserves are the result of continuous successful exploration efforts of OMV together with its joint venture partners in Pakistan to enhance domestic gas production in Pakistan.

The joint venture of the Gambat exploration license consists of OMV (35% operator), ENI (30%), PPL (30%) and GHPL (5%).

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 19 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 317,000 boe/d.

Background information:

OMV in Pakistan

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 598 Pakistanis and 12 expatriates. The activities of OMV are currently concentrated in the Middle Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country.

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To date, OMV has invested approximately USD 226 mn in exploration, appraisal activities and field development in Pakistan. Including the two new licenses OMV currently has interests in a total of ten blocks: eight are exploration licenses and two are development and production licenses in the Middle Indus Basin. OMV's current production in Pakistan amounts to approximately 17,000 boe/d.

OMV Aktiengesellschaft
With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 7 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 19 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 1 40440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – March 2009 on May 8, 2009

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